  Exhibit 99.1

January 18, 2021	News Release 21-02

Pretivm Achieves Above Mid-Point of 2020 Production Guidance; Significantly Reduces Debt with a Discretionary Payment of $160M; and Provides 2021 Production, Cost and Free Cash Flow Outlook

Fourth Quarter (“Q4”) and Full Year (“2020”) 2020 Highlights:

●
Gold production – Q4: 88,299 ounces; 2020: 347,743 ounces
●
Discretionary debt payment of $160.0 million made prior to the end of Q4
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End of year cash balance: $174.8 million

All amounts are in US dollars unless otherwise noted.

Vancouver, British Columbia, January 18, 2021; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces fourth quarter and full year 2020 production results and a $160 million discretionary payment against its credit facility. Pretivm also provides production and financial guidance for 2021.

The Company produced 347,743 ounces of gold in 2020, slightly above the midpoint of its guidance range of 325,000 ounces to 365,000 ounces. For 2021, the Company expects gold production to be in the range of 325,000 to 365,000 ounces, with a midpoint of 345,000 ounces.

“For the first time in the Company’s history we have achieved our annual production guidance, demonstrating the hard-work and perseverance of our team in light of the exceptional challenges we faced this year. We would like to thank all of our employees and contractors and the local communities for their continued support over the course of 2020. At Pretivm, no year is considered a success unless it is accomplished safely, and in the third quarter we were given a tragic reminder of the importance of keeping safety at the forefront of everything we do,” said Jacques Perron, President and Chief Executive Officer of Pretivm.

“Our gold production along with the value captured from the sale of the Snowfield Property has allowed us to significantly reduce our long-term debt and maintain a robust cash balance. We are now in a position to focus on further improving the safety, predictability and stability of production, while also prioritizing resource expansion and investing in the future of Brucejack.”

2020 Annual and Fourth Quarter Production

In 2020, 347,743 ounces of gold were produced at the Brucejack Mine at an average grade of 8.5 grams per tonne and an average gold recovery of 97%. In the fourth quarter of 2020, Brucejack produced 88,299 ounces of gold at an average grade of 8.9 grams per tonne and average gold recovery of 97%. The Company successfully ramped-up to an average processing rate of 3,800 tonnes per day in the month of December.

Prior to the end of 2020, a discretionary debt payment of $160.0 million was applied to the revolving portion of the Company’s credit facility, reducing the outstanding amount of the revolving portion to $38.0 million as of year end. In total, the company repaid $226.7 million of its credit facility in 2020. Even with the discretionary debt payment, the year-end cash and cash equivalents was $174.8 million, as compared to $175.0 million at September 30, 2020.

2021 Guidance

Gold Production	325,000 – 365,000 oz
Average Grade	7.5 – 8.5 g/t
Recovery Rate	~ 97%
Cash Cost	$820 – 920 / oz sold
Sustaining Capital	$50 - $55 million
All-in Sustaining Cost	$1,060 - $1,190 / oz sold
Expansion Capital	$55 - $65 million
Free Cash Flow1	$120 – $170 million
Abbreviations: g/t (grams per tonne) and oz (ounces).
1 Based on a gold price of $1,700 per ounce of gold

2021 Production Guidance

Gold production at the Brucejack Mine for 2021 is expected to be in the range of 325,000 to 365,000 ounces. The processing rate is expected to average 3,800 tonnes per day with average annual gold grade ranging between 7.5 grams per tonne to 8.5 grams per tonne at a targeted gold recovery of 97%.

2021 Financial Guidance

All-in sustaining cost1 (“AISC”) for 2021 is expected to range from $1,060 to $1,190 per ounce of gold sold with cash costs1 expected to range from $820 to $920 per ounce of gold sold. The cash cost and AISC estimates in 2021 as compared to the actual costs for the nine months ending September 30, 2020 reflect the investments in the accelerated rate of underground development, comprehensive drill programs and improvement‐oriented capital expenditures.

Continuing to advance underground development at an accelerated rate of 1,000 meters per month and potentially increasing to 1,100 meters per month through 2021 will expand access underground. The expanded access will provide more flexibility to build drilled-off stope inventory, allow mining operations to optimize production and provide additional platforms for resource expansion drilling.

The 2021 Brucejack definition, sustaining and resource expansion drill programs are anticipated to total approximately 195,000 meters of diamond drilling at a cost of approximately $23 million, comprised of in-resource definition drilling (40%), in-resource and sustaining drilling (20%) and resource expansion drilling (40%). An extensive in-fill definition drill program is planned to increase the volume of grade information and geological understanding to enhance mine planning. Resource expansion drilling will target adjacent and near-mine zones with the potential to extend mineralization underground towards the West Zone, Galena Hill Zone, Gossan Hill Zone, and Bridge Zone, all less than one kilometer from current underground development. Initially, six drills are planned to be deployed underground, with an additional two surface drills to be added during the summer.

Sustaining capital expenditures, a component of AISC, are forecasted to be between approximately $50 million to $55 million, and include the capitalised portion of underground development and drill programs as well as improvement-oriented expenses, such as electric underground haul trucks to reduce costs related to ventilation and maintenance and increase productivity.

AISC and cash cost estimates also include costs associated with enhanced COVID-19 protocols continuing throughout 2021, which are estimated to be approximately $5 million.

1 Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

Corporate administrative costs, a component of AISC, are forecasted to be between approximately $18 to $22 million, including share-based compensation.

2021 Free Cash Flow Forecast

Free cash flow1 for 2021 is expected in the range of $120 million to $170 million at a gold price of $1,700 per ounce. The 2021 free cash flow forecast includes expansion-oriented capital expenditures which total approximately $55 million to $65 million. Expansion capital expenditures include expansion of permanent Brucejack camps and projects to support growth and to improve the efficiency of operations. The free cash flow forecast also includes expenditures related to 2021 near-mine exploration program. The near-mine exploration program will focus on the new discovery at Hanging Glacier (see news release dated December 16, 2020), which is just four kilometers north of the Brucejack Mine and is easily accessible using existing exploration trails.

Management believes that 2021 guidance is achievable assuming there is no new significant impact on operations at the Brucejack Mine, including due to the novel coronavirus (“COVID-19”) pandemic. We have taken precautions to mitigate the risk of COVID-19. However, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on Pretivm’s business, operations and operating results, financial condition, liquidity and market for our securities.

Impact of COVID-19

The Company’s primary commitment is the safety and health of its workforce and neighbouring communities in northwest British Columbia. Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the guidance and directives provided by Ministry of Energy, Mines and Low Carbon Innovation Guidance to Mining and Smelting Operations during COVID-19; BC Ministry of Health, BC Centre for Disease Control: Protecting Industrial Camp Workers, Contractors, and Employers Working in the Agricultural, Forestry, and Natural Resource Sectors During the COVID-19 Pandemic (July 28, 2020); and all applicable orders issued by the Provincial Health Officer. The Company has developed management plans to mitigate the spread of COVID-19 and protect the well-being of its employees, communities and other stakeholders.

Qualified Persons

Patrick Godin, P.Eng., Vice President and Chief Operating Officer, Pretium Resources Inc. is a Qualified Person (“QP”) as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects, and has reviewed and approved the scientific and technical information contained in this news release.

Webcast and Conference Call

Pretivm plans to release its fourth quarter and year-end 2020 operational and financial results after market close on Thursday, February 25, 2021. The webcast and conference call to discuss these results will take place Friday, February 26, 2021 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Friday, February 26, 2021 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is an intermediate gold producer and owns 100% of the high-grade underground Brucejack Mine in northern British Columbia, Canada.

For further information contact:
Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s management’s discussion and analysis for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Information

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the effects of the COVID-19 outbreak as a global pandemic, including anticipated operational and financial impacts and our response and contingency plans; production and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine processing rate and gold recovery rate; capital modifications and upgrades, and underground development, and the anticipated benefits thereof, and estimated expenditures and timelines in connection therewith; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, and our definition, sustaining, expansion and underground exploration drill programs and our grassroots exploration program, and the results, benefits, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining, operating and general and administrative cost estimates and timing and anticipated benefits thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; payment of taxes, our effective tax rate and the recognition of our previously unrecognized income tax attributes; and the fatal incident at the Brucejack Mine, the investigation(s) of such incident and the findings and outcomes of such investigation(s). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations; the effect of restrictive covenants pursuant to the Company’s credit facility; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production, grade of gold, milling recovery, cash flow and cost estimates, including the accuracy thereof; commodity price fluctuations, including gold and silver price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risks in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation, processing and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; adequate internal control over financial reporting; various tax-related matters; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; maintaining our social license to operate; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; currency exchange rate fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles; the ability of our new executives to successfully transition into their roles; some of our directors’ and officers’ involvement with other natural resource companies; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; our anti-takeover provisions could discourage potentially beneficial third-party takeover offers; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; future sales or issuances of our debt or equity securities; the trading price of our common shares is subject to volatility due to market conditions; our ability to pay dividends in the foreseeable future; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; and the impact of the COVID-19 outbreak. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.